[DYNASIL LETTERHEAD]

FOR TRANSMISSION VIA EDGAR SYSTEM

                                        May 4, 2007

United States Securities and Exchange Commission
Washington, DC 20549-7010
     Attention:     Mr. John Cash
               Accounting Branch Chief
               Mail Stop 7010

          Re: Comment Letter dated April 10, 2007 to Dynasil Corporation of America

Dear Mr. Cash:

     We are in receipt of your comment letter dated April 10, 2007 in response to our response letter dated March 26, 2007. We have reviewed your additional comments and have the following responses:

Form 10-QSB for the period ended December 31, 2006

Note 2 - Business Acquisition, page 7

  1.   Based on review of your response to our prior comment, we want to clarify that EMF Corporation's $1,050,000 bank financing was entered into concurrently with the acquisition, and not immediately after. The proceeds of the $1,050,000 bank financing, the payoff of the assumed liabilities of EMF, and the payoff to the former owner of $520,000 for the purchase price, were treated as a non-cash transaction for purposes of the statement of cash flows because the funds were disbursed directly by the bank concurrently with the closing of the acquisition. Pursuant to SFAS 95, paragraph 32, "Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related
       disclosures.   Those disclosures may be either narrative  or
       summarized in a schedule, and they shall clearly relate the cash and noncash aspects of transactions involving similar items. Some transactions are part cash and part noncash; only the cash portion shall be reported in the statement of cash flows." Based on this, treatment as a non-cash transaction was deemed appropriate.
       Future filings will be revised to further clarify the details and nature of the transaction as follows:


       a.   Statement of Cash Flows

            Supplemental Disclosure of cash flow information:

            Non-cash investing and financing activities:
              Acquisition of EMF Corporation
               Fair market value of current assets acquired          $ 468,300
               Property, plant and equipment                         1,789,621
               Fair market value of liabilities assumed             (1,063,031)
                                                                    ----------
               Total cost of acquisition                           $ 1,194,890
               Debt incurred to pay seller                          (  520,000)
                                                                    ----------
                  Net Cash paid for EMF Corporation                $   674,890
                                                                    ==========
              Preferred stock dividends declared                   $    35,250
               Less dividends payable at December 31, 2006          (   17,750)
                                                                    ----------
                Net cash paid for dividends                        $    17,500
                                                                    ==========


          To fund the acquisition of EMF Corporation, the Company issued 710,000 shares of preferred stock, valued at $1.00 per share, incurred stock issuance costs of $10,000 and received net proceeds of $700,000.

          On October 2, 2006, concurrently with the acquisition of EMF Corporation, EMF borrowed $1,050,000. The proceeds were used as follows: 1) repayment of assumed liabilities of $338,161 at closing, 2) payment of the balance due the seller of $520,000 directly by the bank at closing, 3) payment of transaction costs of $17,023 at closing, and
          4) the remaining balance of $174,816 was used for working capital purposes.


       b.     Note 2 - Business Acquisition

          On October 2, 2006, the Company completed its acquisition of all of the outstanding capital stock of EMF Corporation in a transaction accounted for as a purchase. Total cost of the acquisition was $1,194,890 of which $1.1 million was paid to the seller, and $94,890 represented acquisition costs incurred. From the proceeds of the issuance of 710,000 shares of Preferred Stock, Dynasil paid $580,000 in cash to the seller, incurred stock issuance costs of $10,000, and incurred acquisition related costs of approximately $94,890. Also on October 2, 2006, in a concurrent bank transaction, EMF borrowed $1,050,000 of which $338,161 was used to retire assumed EMF debt, $520,000 was paid directly to the seller at settlement, $17,023 was used to pay transaction costs and the remaining funds of $174,816 were used for working capital purposes. The total purchase price of approximately $1,194,890 has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their estimated fair values. The results of operations of EMF have been included in the consolidated financial statements from October 2, 2006, the effective date of acquisition. The allocation of purchase price is summarized below:



          Purchase price:

               Total consideration to seller           $1,100,000
               Acquisition costs incurred                  94,890
                                                        ---------
               Total purchase price                    $1,194,890
                                                        =========
          Purchase price allocation:

               Cash  and  cash  equivalents            $   45,457
               Accounts receivable                        282,575
               Inventories                                 75,211
               Prepaid expenses and other current assets   65,057
               Property and equipment                   1,789,621
               Current  liabilities  assumed          (   443,158)
               Other  liabilities  assumed            (    74,227)
               Debt assumed                           (   545,646)
                                                        ---------
               Net fair value of assets acquired       $1,194,890
                                                        =========

Item 3 - Controls and Procedures, page 13

  2. Based on our review of your response to our comments, future filings will be revised to omit the definition of disclosure controls and procedures. Future filings will be revised to read as follows:

       "As required by Rule 13a-15(e) under the Exchange Act, our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of the end of the period covered by the report and have determined that such disclosure controls and procedures are effective.

       There has been no change in our internal control over financial reporting in connection with this evaluation that occurred during our last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

     If you have any questions or comments with regard to the foregoing, please do not hesitate to contact the undersigned at any time.
                                   Very truly yours,

                                   DYNASIL CORPORATION OF AMERICA


                                   By  /s/  Craig T. Dunham
                                   Craig T. Dunham, President
cc:  Gerald Chalphin, Esq.
     Haefele, Flanagan, p.c.
     Laura Lunardo